July 9, 2015

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re:	SodaStream International Ltd. Form 20-F for Year Ended December 31, 2014 Filed April 20, 2015 File No. 1-34929

Dear Mr. Pacho:

On behalf of our client, SodaStream International Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 2, 2015 (the “Comment Letter”) relating to the Annual Report on Form 20-F filed by the Company on April 20, 2015 (the “Annual Report”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Note 6 - Operating segments, page F-31

1.	We note for the year ended December 31, 2014 that total reportable segments results, per page F-32, equal $69,974,000, while total reportable segments results equal $79,818,000 per page F-34. Please reconcile the difference. Also, your current reconciliation on page F-34 only shows one nondescript reconciling item of $64,837,000. Please separately identify and describe all material reconciling items in accordance with paragraph 28 of IFRS 8.

Response:

We respectfully advise the Staff that the discrepancy between the correct total reportable segments results for the year ended December 31, 2014 as disclosed on page F-32 and the total reportable segments information presented on page F-34 results from an editing error. The Company had intended to delete the redundant disclosure provided in the table in Note 6B on page F-34 as this information is already provided on page F-32. Accordingly, the Company did not update the amount disclosed in Note 6B in the final version filed, however, Note 6B was inadvertently included in the filed version. The Company intends to remove the entire Note in future filings. The Company believes the error is not material because investors can see the correct figure appearing prominently on both pages 29 and F-32.

Securities and Exchange Commission

July 9, 2015

With regard to the Staff's comment about the one nondescript reconciling item, please note that on page F-32, the Company has specified that its reconciliation includes restructuring costs in the amount of $15.6 million and goodwill impairment of $3.3 million. Following the Staff’s comment the Company will disclose in its future filings, to the extent any such item is significant, that other reconciling items are recurring items that are not related directly to the Group’s sales and distribution activities and were not allocated to the different segments by the Company's Chief Operating Decision Maker. Such items include primarily unallocated operating overhead costs and share based payments.

Note 10 - Inventories, page F-40

2.	We note your statement on page F-38 that, "During the fourth quarter of 2014 the Company announced a restructuring plan which includes the transition of its main manufacturing site in Mishor Adumim to a new plant in Southern Israel and the changes in its current product line." We also note that you had an $8.3 million inventory write- down associated with your restructuring plan announced in 2014. In this regard, disclose more detailed information regarding your restructuring plan in accordance with guidance in paragraphs 84-88 of IAS 37. Also, referring to your basis in accounting literature, tell us how and why inventory was impacted as a result of your restructuring plan.

Response:

As elaborated in the Annual Report, in October 2014 the Company adopted a growth plan which, among other things, includes discontinuing certain models of its sparkling water makers and focusing on manufacturing and marketing of new and more enhanced user experience models, and re-branding the Company's flavor product lines in order to position and associate them with health and wellness. The growth plan is referred to as the restructuring plan in the financial statements included in the Annual Report.

As a result of the discontinuation of certain models and the rebranding of the Company’s flavors, based on paragraphs 28 – 32 to IAS 2, which addresses inventory write downs, the Company's management performed a thorough assessment of the net realizable values of its on hand inventories affected by the restructuring plan. This assessment resulted in inventory write downs of both raw materials and finished goods that were no longer expected to be sold. Disclosure of the inventory write downs was provided in accordance with paragraph 36 to IAS 2 and the inventory write downs associated with the restructuring plan were recorded under cost of revenues. No provisions under paragraph 14 to IAS 37 were required to be recognized in connection with the discontinuation of certain models and the rebranding of the Company’s flavors. With respect to the transition of the Company’s primary manufacturing site to a new location in southern Israel, the Company recorded an asset impairment as detailed in Notes 8A. No provisions were required in accordance with paragraph 14 to IAS 37 in connection with the transition of the Company's primary manufacturing site to a new location. Accordingly, the Company believes that the disclosure requirements set forth in paragraphs 84 - 88 in IAS 37 are not applicable.

*      *      *

2

Securities and Exchange Commission

July 9, 2015

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Danny Erdreich, Chief Financial Officer, SodaStream International Ltd.

3